

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Email
Richard H. Adams
Chief Financial Officer
Eagle Ford Oil and Gas Corporation
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

>   **Re: Eagle Ford Oil and Gas Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **Form 8-K**
>   **Filed June 24, 2011**
>   **File No. 000-51656**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed June 24, 2011

1.   We note you acquired all of the membership interests in Sandstone Energy, L.L.C. ("Sandstone") on June 20, 2011 by issuing 17,857,113 shares of your common stock. As a result of this transaction, we also note the former owners of Sandstone hold a majority of your interest after the acquisition. Please amend your filing to provide the financial statements of Sandstone and the pro forma information depicting the effects of the acquisition. Please note the filing requirements for such financial statements and pro forma information is within 71 calendar days after the date that the initial report on Form 8-K, which has now expired. Please refer to Item 9.01 of Form 8-K for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief